RED OAK PARTNERS, LLC

654 Broadway, Suite 5 | New York, New York 10012

 Telephone (212) 614-8952 | Facsimile (646) 390-6784

VIA FAX AND COURIER

June 17, 2011

Attn: Corporate Secretary

RF Industries, Ltd.

7610 Miramar Road

San Diego, CA 92126-4202

We are sending you this notice that we intend to nominate five directors for election to the Company’s board of directors at the upcoming annual meeting.  We are nominating these Directors because, although we do not seek changes with the senior management team, we believe the board has underperformed for a variety of reasons outlined below and that it is in the best interests of both shareholders and the corporation to witness rotation to qualified new Directors better able to address investment of cash or consideration of M&A, resolve insider conflicts of interests, and increase alignment between insiders and shareholders via direct stock ownership.  We note that the current Board has, for a prolonged period of time, failed to: a) maintain strong governance; b) address and resolve conflicts of interest (at all, let alone in a timely manner); c) align themselves with shareholders via direct share ownership; and d) ensure it is comprised of Directors with the appropriate skillsets necessary to best meet the needs of the Company and shareholders, including with respect to mergers & acquisitions, investment, and financial and due diligence experience.  We provide more detail on each of these below:

A.

On the governance issue, the Board has failed to witness reasonable board rotation, as last week’s appointment of Darren Clark represented just the second new Director addition in the past decade, while the average board tenure before last week was 16years per Director.  Additionally, the Board has maintained a combined CEO and Chairman despite this reflecting poor governance, a lack of controls, and despite conflicts we cite below.  We strongly oppose this practice (unless the CEO is a majority owner or the company is under dissolution) as we believe it does not allow for necessary operational checks and balances, particularly on such a long-standing and entrenched board.

B.

On the conflicts issue, we note that well over 90% of the total equity ownership of the senior executive team is in the form of options, and thus has negligible direct share ownership.  As such, the executive management team would receive almost no participation from any returns of capital via distribution or increased dividends, and we believe that this represents an obvious conflict against even considering returning capital to shareholders.  We believe the Board has known about this conflict yet has failed to resolve it for an unacceptably long period of time, and by holding onto excess cash and not investing or returning it, RF’s board has overseen what we consider an unacceptably low single digit Return on Equity, representing poor long-term returns to its shareholders on their equity value.  As far as other conflicts reflecting poor governance as well, we note that the Company’s loan made to the CEO in 2006 remains unpaid and that the Company pays its Director’s IR firm approximately $50,000 annually.  Both of these reflect poor practice which we believe would not exist if a longstanding Board was not Chaired by the CEO.

C.

On the shareholder alignment issue, we note that the Board and insiders – with the exclusion of the appointment last week of Mr. Clark – own a combined approximately 28,000 shares of common stock based on last year’s proxy (and adjusted for the stock split).  This represents less than 0.5% of the basic shares outstanding.  Even if all insider options were to be exercised and converted into stock, total combined ownership would still be less than 5% of the diluted shares outstanding.  Given the combined tenure of the Board and management team is at least 87 years according to last year’s proxy, we do not have faith that insiders have any interest in changing their misalignment with shareholders.  We do not believe that Directors and senior executives can function in the best interests of shareholders if they are not equally aligned with shareholders – we believe that if they do not own stock, they have incentives to make different decisions.  We note that Mr. Clark’s shares were issued to him in lieu of stock, as RF paid just under 9x trailing EBITDA for Cables Unlimited while issuing stock at our estimate of less than 4x adjusted trailing EBITDA (when excluding our estimates of Radiomobile losses which we were told would not continue past the first half of this year, and which represent a very poor acquisition in our view).  We therefore believe the stock issuance in the Cables Unlimited transaction was extremely dilutive to shareholders, and are even concerned that any intent may have been to increase insider ownership (after we cited this concern in late 2010) at a significant cost to shareholders which, if true, would give us even greater cause for concern.  We note that for Cables Unlimited to be accretive to shareholders on an enterprise valuation, its EBITDA must nearly double without added integration or synergy costs.  To-date there has been no such guidance that this is the case.  Despite our concerns regarding this acquisition, we believe Mr. Clark is now the only insider with an acceptable level of direct stock ownership, and we would not seek to replace him on the Board (hence we are naming five nominees and not six, as the CEO would participate in all Board meetings where he is needed as part of his job).

D.

On the Board skill-fit issue, we note that the Company has maintained excess cash claiming it is seeking M&A transactions, while generating low ROE over the long-term.  While we are concerned that aforementioned conflicts may have played a part in this return-diminishing “cash hoarding,” until Cables Unlimited was acquired, RF had spent less than $1.5 million combined across its four prior acquisitions.  We believe the entire Board and the CFO have limited investment and M&A experience – especially in the past decade – and that if M&A is a key objective, the current Directors do not represent a best fit for the Company’s and shareholders needs.

We believe our nominees will bring about a focus on insider conflict resolution, best practices regarding governance (I personally sit on three public boards and Chair two Governance committees), increased insider ownership and therefore shareholder alignment, and a materially stronger fit for RF’s present needs – particularly in relation to a focus on increasing ROE, or returns on shareholder equity, value, and ultimately…share price.  We do not believe RF’s Board has done this.  We are confident the Board will benefit from partial rotation, the addition of new membership with fresh perspective, and greater alignment with shareholders through increased common stock ownership, and believe that the right venue for this change is at the Company’s next director election.  At this time, we do not seek to make any proposals nor to change management or alter its or the Board’s compensation.  We believe that a Board which includes Directors with greater shareholder alignment (via greater direct common stock ownership) as well as a successful investment history can add value to decisions made regarding the use of this cash to increase returns on equity.  Such decisions could include returning capital to shareholders via a large distribution payment, increasing the quarterly dividend payment, commencing a buyback or tender offer at a premium, playing an active role in the Company’s M&A process to ensure financial results are achieved, or making other investments to generate returns greater than those currently being realized in money markets and treasuries.

We intend to deliver a proxy statement and form of proxy to holders of at least the percentage of the Common Stock required under applicable law to elect our nominees.

The Red Oak Fund, L.P. (“RO Fund”) is the registered holder at the above address of 100 shares [represented by certificate No._SD5756] of common stock (“Common Stock”) of RF Industries, Ltd (“RFIL”).  A copy of the stock certificate has been attached to this letter as Exhibit A.  The RO Fund also beneficially owns 305,644 shares of the common stock of RFIL,  representing 5.07% of all outstanding shares of RFIL based on the 6,030,916 shares of common stock outstanding as of June 8, 2011 as reported by RFIL in its Form 10Q filed on that date.  Based on the number of shares outstanding as of that reporting date, RO Fund is one of the Company’s largest shareholders.

Red Oak Partners, LLC (“RO Partners”) is the general partner of RO Fund, and David Sandberg is the managing member of RO Partners.  White Peaks Holdings LLC, and Red Oak Partners, LLC are both managers of Pinnacle Partners, LLC, the general partner of Pinnacle Fund, LLLP.  White Peaks Holdings, LLC and Red Oak Partners LLC are both managers of Pinnacle Capital, LLC, the investment advisor of Pinnacle Fund, LLLP.  Red Oak Partners, LLC, as manager of the Pinnacle Capital, LLC, has authority to make investment decisions on behalf of Pinnacle Fund, LLLP.  David Sandberg, RO Partners, RO Fund, Pinnacle Partners, LLC and Pinnacle Fund, LLLP collectively filed a Schedule 13D dated December 20, 2010 reporting their beneficial ownership and shared power to vote or direct the vote of, or to dispose or direct the disposition of the 192,015 shares of common stock then held by RO Fund and the Pinnacle Fund, LLLP (pre-split).  As of the date of this letter, RO Partners beneficially owns 444,067 shares, representing 7.36% of all outstanding shares of RFIL based on the 6,030,916 shares of common stock outstanding as of June 8, 2011 as reported by RFIL in its Form 10Q filed on that date.  Based on the number of shares outstanding as of that reporting date, RO Partners is one of the Company’s largest shareholders.  RO Fund intends to appear in person through its representatives or by proxy at the meeting to nominate the persons specified in this notice.

Red Oak intends to file within the next few days an amendment to its Schedule 13D, serving as documentary evidence of the current ownership interests of David Sandberg, RO Partners, RO Fund, Pinnacle Partners, LLC and Pinnacle Fund, LLLP.

Stockholder who intends to make the nominations:

The Red Oak Fund, L.P.

Address:

654 Broadway, Suite 5, New York, NY 10012

The name, age, address and beneficial holdings as of the date of this letter of each of our proposed nominees are as follows:

•

Richard Drexler, 64

711 N. McKinley Rd.

Lake Forest, Illinois 60045

Shares beneficially owned: 0

•

Chris Iorillo, 38

CounterPoint Capital Partners, LLC
1605 Hope Street, Suite 320
South Pasadena, California 91030

Shares beneficially owned: 0

•

Stephen Kezirian, 37

3750 Las Vegas Boulevard South, Unit #3606

Las Vegas, NV 89158

Shares beneficially owned: 0

•

David Sandberg, 38

Red Oak Partners, LLC

654 Broadway, Suite 5

New York, NY 10012

Shares beneficially owned: 444,067

•

J. Randall Waterfield, 38

CEO, The Waterfield Group

140 Broadway, 46th Floor

New York, NY 10005

hares beneficially owned: 0

Other than their consent to stand for election, we do not have any understanding or agreement at this time with the nominees.  Mr. Sandberg is an employees of Red Oak Partners, LLC.  None of the proposed nominees has during the past five years (1) filed a petition under federal bankruptcy laws or any state insolvency law, (2) been convicted in a criminal proceeding or was a named subject of a criminal proceeding (excluding traffic violations and other minor offices), (3) been found by any court or competent jurisdiction to have violated any federal or state securities law or federal commodities law, or (4) been the subject of any order, judgment or decree limiting him from engaging in any type of business practice or in any activity in connection with the purchase or sale of any security or commodity.

Attached as Exhibit B is a description of the principal occupation or employment of each nominee during the past five years.  Also attached as Exhibit C is the consent of each nominee to serve as a director if so elected. Our representative will appear in person at the meeting to nominate our nominees.

As you know, we have requested meetings and dialog in the past, yet over a six month period we were given just one date to meet (for just one hour).  We hope you will share at least a reasonable willingness and interest in meeting and speaking with shareholders and owners of this business with (we believe) highly valid concerns.  We remain hopeful for a mutually acceptable outcome addressing our above concerns and resulting in change for the better, and we hope to hear from you.

Kind Regards,

THE RED OAK FUND, L.P.

By:   RED OAK PARTNERS LLC,

         its general partner

   By:

______________________________

David Sandberg, Managing Member

EXHIBIT A

STOCK CERTIFICATE

(see attached)

EXHIBIT B

DIRECTOR NOMINEE BIOGRAPHIES

RICHARD DREXLER (with his sons) is the majority owner, Chairman of the Board, & CEO of Quality Products, a public company engaged in the manufacture of products for the aerospace replacement (primarily military) & machine tools and parts.  Since joining Quality Products in 2002, Mr. Drexler has led a near 3,000% increase in Quality’s share price by increasing profitability from a near $800,000 loss to approximately $10 million in EBITDA in 2010 through operational performance, strategic acquisitions, and an active share repurchase program.  Mr. Drexler was previously the sole Director & CEO of both the ABC and Allied Products Corporation’s (public companies) Bankruptcy estates.  Mr. Drexler has significant public & private company experience, with over 35 years in various senior level financial, corporate development, planning & operational positions, including CEO, Chief Financial & Operational Officer.  He is also well versed on Sarbanes-Oxley.  In addition to Quality Products, Mr. Drexler serves on the Boards of Pro-Guard LLC, Restoration Cleaners LLC, both of which are private companies.  In additional to ABC and Allied Products Corporation, he previously served on the private company Boards of Kenrich Holdings, Inc., and Trausch.  Additionally, he is involved in over 50 private equity transactions.  He is a 1970 Northwestern Business School graduate.

CHRIS IORILLO is the managing partner and founder of CounterPoint Capital Partners, LLC, a Los Angeles based private equity fund focused on investing in operationally and financially challenged businesses in the lower-middle market.  Through July 2010, Mr. Iorillo was the Vice President of Strategic Operations at Abraxis BioScience, LLC where he was responsible for deploying over $35 million in eight transactions.  From February 2004 to December 2008, he was a Vice President at Platinum Equity, LLC, a private equity fund based in Beverly Hills, California, as part of a team that invested over $600 million in fifteen transactions.  From October 1999 to January 2004, Mr. Iorillo was an attorney in the corporate mergers and acquisitions group at Paul, Hastings, Janofsky & Walker LLP in Los Angeles.  Mr. Iorillo received a Bachelor’s degree, with honors, from the University of Pennsylvania and a Juris Doctor degree from the Georgetown University Law Center.

STEVE KEZIRIAN is Chief Operating Officer of Cantor Gaming, a subsidiary of Cantor Fitzgerald focused on interactive, mobile and intranet-based gaming and race & sports book solutions worldwide.  Mr. Kezirian is also Co-Founder and Managing Partner of Kezirian Ventures, a consulting practice focused primarily on sales execution, cost containment, marketing strategy and technology operations.  Previously, Mr. Kezirian was a Vice President at Sprint Nextel where he managed over 5,600 employees in call center locations around the world.  His group was responsible for sales activities through the Telesales channel, as well as sales support operations for orders submitted online and over the phone. Prior to Sprint Nextel, Mr. Kezirian held various positions at Morgan Stanley, J.H. Whitney, McKinsey, and Tickets.com.  Mr. Kezirian previously served on the Board of Proginet Corporation, a public software company, until it was sold to Tibco Software in 2010.  Mr. Kezirian holds a Bachelors degree with honors in Economics from Harvard University, and a Masters of Business Administration from Harvard Business School.

DAVID SANDBERG is the managing member, founder, and portfolio manager of Red Oak Partners, LLC, a NY-based hedge fund, founded in March 2003 and the portfolio manager of both the Red Oak Fund, LP and the Pinnacle Fund LLP.  Red Oak Partners is one of the largest shareholders of RFIL.  Previously, Mr. Sandberg co-managed JH Whitney & Co's $300 million Green River Fund from 1998-2002.  Mr. Sandberg serves as the Chairman of Asure Software, Inc. and on the Boards of SMTC Corp. and EDCI, Inc.  He has experience as a Chair of Audit, Compensation, and Governance committees of public company boards.  He received a BA in Economics and BS in Industrial Management from Carnegie Mellon University.

J. RANDALL WATERFIELD is the Chairman of Waterfield Group, a diversified financial services holding company that traces its origins to 1928. After selling the largest private mortgage company in the US and largest Indiana based bank in 2006 and 2007 respectively, Waterfield Group has diversified into technology, real estate, asset management and merchant banking. Mr. Waterfield is also an owner and member of the Board of Directors of Cappello Waterfield & Co., an investment banking concern with over $100 Billion in aggregate M&A and other transaction experience through its affiliates including Cappello Capital Corporation and Cappello Group. Mr. Waterfield is a Chartered Financial Analyst, member of the Board of Directors, Executive Committee and former Chairman of the YPO New York City Chapter, a member of Mensa, and a graduate of Harvard University. Mr. Waterfield currently also serves on the Board of Directors of Waterfield Enterprises, LLC, TheRateReport.com, Asure Software, Waterfield Technologies, and the Culver Military Summer School. Previously, Mr. Waterfield was at Goldman Sachs & Co., where he worked as an institutional asset manager from 1996 through 1999, responsible for the small capitalization growth portfolios.

EXHIBIT C

CONSENTS OF NOMINEES

(see attached)